Exhibit 99.1

N e w s   R e l e a s e

Investor Contacts:
Suresh Kumar	Lim Li Chuen
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	lclim@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Maggie Tan
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	maggietan@charteredsemi.com
All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.

CHARTERED REPORTS RESULTS FOR FIRST QUARTER 2006
•	Chartered revenues of $355.2 million in 1Q 2006, up 95.9 percent from 1Q 2005 and down 3.3 percent sequentially. Revenues including Chartered’s share of SMP of $386.1 million, up 96.9 percent from 1Q 2005 and down 3.3 percent sequentially.

•	Net income of $25.3 million, compared to net loss of $84.5 million in 1Q 2005 and net income of $26.5 million in the previous quarter.
SINGAPORE — April 21, 2006 — Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for first quarter 2006.

“Chartered revenues and revenues including our share of SMP in first quarter 2006 were up almost 100 percent compared to the year-ago quarter. Sequentially, Chartered revenues and revenues including our share of SMP were down approximately three percent, in line with guidance we provided on March 3, 2006. For the first time in our history, revenues from 0.13 micron and more advanced technologies contributed approximately 50 percent of our total business base revenues, reflecting the progress we have made in enhancing our business mix through advanced technologies. Net income for the quarter was $25 million, significantly better than the previous guidance,” said George Thomas, senior vice president & CFO of Chartered.
Summary of First Quarter 2006 Performance
•	Revenues were $355.2 million in first quarter 2006, up 95.9 percent from $181.4 million in first quarter 2005. Revenues including Chartered’s share of SMP were $386.1 million, up 96.9 percent from $196.1 million in first quarter 2005, primarily due to significant growth in the consumer sector followed by the communications sector and to a lesser extent the computer sector. Sequentially, revenues were down 3.3 percent from $367.2 million in fourth quarter 2005. Revenues including Chartered’s share of SMP were also down 3.3 percent from $399.4 million in fourth quarter 2005 primarily due to weakness in the computer and consumer sectors partially offset by strength in the communications sector.
•	Gross profit was $92.4 million, or 26.0 percent of revenues, up from a gross loss of $9.7 million, or negative 5.4 percent of revenues in the year-ago quarter, primarily due to significantly higher revenues. Despite lower revenues, gross profit was up $4.4 million sequentially from $88.0 million, or 24.0 percent of revenues in fourth quarter 2005, due to lower cost per wafer resulting from a higher production level in advanced technologies in first quarter 2006.
•	Research and development (R&D) expenses were $34.1 million, compared to $27.3 million in the year-ago quarter, primarily due to higher activities related to library and intellectual property development and the advanced 65-nanometer (nm) technology node.
•	Pre-production fab start-up cost was nil in first quarter 2006 as Fab 7 started commercial production during second quarter 2005. Pre-production fab start-up cost was $14.8 million in first quarter 2005.
•	Sales and marketing expenses were $13.8 million, up 31.1 percent compared to $10.5 million in the year-ago quarter, primarily due to higher payroll related expenses. Compared to the previous quarter, sales and marketing expenses were up 35.3 percent from $10.2 million, primarily due to higher payroll related expenses and higher financial support for pre-contract customer prototyping activities.

•	General and administrative (G&A) expenses were $10.3 million, compared to $9.3 million in first quarter 2005, primarily due to higher payroll related expenses.
•	Other operating income of $4.0 million consisted of gain from the disposal of fixed assets, primarily from Fab 1.
•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was an income of $10.2 million compared to a loss of $9.0 million in the year-ago quarter, primarily due to significantly higher revenues.
•	Other income (loss), net, was a charge of $0.5 million compared to a credit of $2.5 million in the year-ago quarter and a credit of $1.9 million in fourth quarter 2005, primarily due to the recognition of an impairment loss on investments.
•	Net interest expense was $14.0 million, compared to a net interest expense of $2.4 million in the year-ago quarter, primarily due to lower interest capitalization associated with the ramp of Fab 7 and higher interest expense resulting from higher interest rates and higher outstanding debt, partially offset by higher interest income.
•	The financial position of Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), continued to be in capital deficit in first quarter 2006, and therefore none of the loss of $6.1 million in the first quarter was allocated to the minority interest. CSP’s loss in first quarter 2006 decreased compared to the previous quarter, primarily due to lower cost per wafer resulting from a higher production level and lower depreciation. At the end of first quarter 2006, CSP’s capital deficit was $400.7 million.
•	Net income was $25.3 million, or 7.1 percent of revenues, compared to a net loss of $84.5 million, or negative 46.6 percent of revenues, in the year-ago quarter, and a net income of $26.5 million, or 7.2 percent of revenues, in the previous quarter. Net income for first quarter 2006 included $2.1 million related to stock-based compensation cost.
•	Basic earnings per American Depositary Share (ADS) and basic earnings per share in first quarter 2006 were $0.09 and $0.01 respectively, compared with basic loss per ADS and basic loss per share of $0.34 and $0.03 respectively in first quarter 2005. Basic earnings (loss) per share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares and using the weighted-average number of common shares outstanding.

Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in first quarter 2006 were 318.2 thousand wafers, an increase of 81.1 percent compared to 175.8 thousand wafers in first quarter 2005, and an increase of 1.1 percent compared to 314.8 thousand wafers shipped in fourth quarter 2005. Shipments including Chartered’s share of SMP in first quarter 2006 were 349.4 thousand wafers, an increase of 87.6 percent compared to 186.2 thousand wafers in first quarter 2005 and an increase of 1.0 percent compared to 345.8 thousand wafers in fourth quarter 2005.
•	Average selling price (ASP) was $1,089 per wafer in first quarter 2006, a decrease of 4.4 percent compared to $1,139 per wafer in fourth quarter 2005, primarily due to pricing decline in advanced technology nodes. ASP including Chartered’s share of SMP was $1,080 per wafer in first quarter 2006, a decrease of 4.4 percent from $1,130 per wafer in fourth quarter 2005.
Capacity and Utilization
•	Capacity utilization in first quarter 2006 was 82 percent compared to 59 percent in the year-ago quarter, and 79 percent in fourth quarter 2005. Capacity in first quarter 2006 was up approximately 35 percent compared to first quarter 2005 and down approximately two percent compared to fourth quarter 2005 due to fewer days. Capacity utilization is based on total wafer shipments and total capacity, both of which include Chartered’s share of SMP.
Utilization Table
Data including Chartered’s share of SMP

Thousand 8" equivalent wafers	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006
Total wafers shipped	186.2	224.5	295.2	345.8	349.4
Total capacity	317.0	346.5	401.4	435.9	427.5
Utilization	59%	65%	74%	79%	82%
Capacity by Fab

(Thousand 8" equivalent wafers)	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006	Est. 2Q 2006
Fab 2	130.6	137.7	139.2	145.7	142.6	144.1
Fab 3	71.4	74.3	74.2	74.2	69.5	70.3
Fab 5 (Chartered’s share)	34.5	35.8	36.2	35.6	34.3	34.6
Fab 6	80.5	89.4	100.5	112.9	114.5	115.8
Fab 7 (a)	—	9.3	51.3	67.5	66.6	71.6

Total	317.0	346.5	401.4	435.9	427.5	436.4

(a)	Fab 7 started commercial shipment in June 2005.

Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.
Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006
Communications	37%	44%	38%	29%	34%
Computer	31%	34%	25%	22%	19%
Consumer	27%	16%	32%	45%	45%
Other (b)	5%	6%	5%	4%	2%

Total	100%	100%	100%	100%	100%
Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006
Americas	68%	58%	72%	74%	70%
Europe	13%	17%	10%	9%	12%
Asia-Pacific	13%	16%	11%	11%	15%
Japan	3%	5%	4%	4%	3%
Other (b)	3%	4%	3%	2%	—

Total	100%	100%	100%	100%	100%
Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006
0.09 and below	0%	0%	24%	28%	25%
Up to 0.13	32%	23%	17%	20%	25%
Up to 0.15	4%	6%	4%	4%	2%
Up to 0.18	18%	18%	9%	12%	11%
Up to 0.25	11%	11%	10%	6%	9%
Up to 0.35	21%	26%	21%	20%	18%
Above 0.35	11%	12%	12%	8%	10%
Other (b)	3%	4%	3%	2%	—

Total	100%	100%	100%	100%	100%

(b)	1Q 2005 — 4Q 2005: Includes revenues from services related to generation of customers’ mask sets.

Recent Highlights and Events
•	Chartered concluded a refinancing plan to reduce interest cost and term out its debt maturity profile. The company raised US$300 million of 6.25 percent senior notes due 2013, issued at a price of 99.053 percent, through a public offering. Proceeds from the offering were used to prepay US$300 million principal amount of existing bank loans in April 2006.
•	Chartered also replaced the call option transaction that it had entered into in August 2004, which would have expired on April 2, 2006, with a new call option transaction for the same 214.8 million of Chartered ordinary shares. For additional details, please refer to Chartered’s press release dated March 29, 2006.
•	Chartered, IBM and Samsung announced the availability of design-for-manufacturability (DFM) technology, models, design kits and data files from leading EDA and DFM suppliers in support of the companies’ 65nm Common Platform technology. The DFM support strengthens the companies’ design enablement strategy, which includes a set of common reference flows and technology kits that support the use of the most popular EDA tools, libraries and IP cores.
Review and Outlook
“Based on current demand levels from our customers, we expect Chartered revenues to be up approximately two percent and revenues including our share of SMP to be up approximately one percent in second quarter 2006, compared to the previous quarter. We are forecasting this modest growth despite the lower demand for video game consoles due to the seasonality factor, as stronger demand from applications in the computer and communications sectors more than offset the decline in video game consoles,” said Thomas.
“We expect a utilization rate of approximately 83 percent for the second quarter, after comprehending a capacity increase of two percent. Revenues from 0.13-micron and below technologies, including 90nm, are expected to represent around 50 percent of our total business base revenues and 90nm revenues alone are expected to contribute approximately 20 percent of our total business base revenues. With this business outlook, we expect a net income of around $16 million for the second quarter 2006.”

The outlook for second quarter 2006 is as follows:

	1Q 2006	2Q 2006 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$355.2M	$363M, ± $4M	Up 1% to 3%
Revenues including Chartered’s share of SMP	$386.1M	$391M, ± $5M	Flat to up 3%
ASP (c)	$1,089	$1,065, ± $20	Flat to down 4%
ASP including Chartered’s share of SMP (c)	$1,080	$1,058, ± $25	Flat to down 4%
Utilization	82%	83%, ± 2%	—
Gross profit (loss)	$92.4M	$90M, ± $4M	—
Net income (loss) (d)	$25.3M	$16M, ± $5M	—
Basic earnings (loss) per ADS	$0.09	$0.05, ± $0.02	—

(c)	Eight-inch equivalent wafers.

(d)	Net income includes the negative profit impact from losses attributable to minority interest, which was $3.0 million in first quarter 2006, and is projected to be nil in second quarter 2006.
CEO Closing Comments
“We believe that customer and product diversity are mitigating the impact of weaker demand from certain applications to which we have high exposure, reflecting the improving fundamentals of the company. As additional products enter production phase in second half of the year, we expect 90nm revenues to resume growth in third quarter 2006,” said Chia Song Hwee, president & CEO of Chartered.
“More encouraging is that we are already engaging with multiple customers at the 65nm node and are further pursuing new markets and customers in 90nm and 65nm technologies to build a pipe line of customers as we continue to ramp our advanced capacity. As we continue to focus on execution and address new market opportunities, sustaining profitability and lowering our breakeven utilization rate still remain top priorities for the management,” concluded Chia.

Webcast Conference Call Today
Chartered will be discussing its first quarter 2006 results and second quarter 2006 outlook on a conference call today, April 21, 2006, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, Thursday, April 20, 2006). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For second quarter 2006, the Company anticipates issuing its mid-quarter guidance update, via news release, on Tuesday, June 6, 2006, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

				2Q 2006
	1Q 2005	4Q 2005	1Q 2006	Guidance
	Actual	Actual	Actual	Midpoint
Revenues (e)	$181.4M	$367.2M	$355.2M	$363M
Chartered’s share of SMP revenues	$14.7M	$32.2M	$30.9M	$28M
Revenues including Chartered’s share of SMP	$196.1M	$399.4M	$386.1M	$391M

ASP (e) (f)	$996	$1,139	$1,089	$1,065
ASP of Chartered’s share of SMP revenues (f)	$1,403	$1,038	$992	$978
ASP including Chartered’s share of SMP (f)	$1,019	$1,130	$1,080	$1,058

(e)	Determined in accordance with US GAAP.

(f)	Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006
Communications	37%	43%	36%	28%	31%
Computer	29%	32%	24%	19%	18%
Consumer	28%	18%	35%	48%	49%
Other (g)	6%	7%	5%	5%	2%

Total	100%	100%	100%	100%	100%
Chartered’s share of SMP revenues (Percentage of Total)

	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006
Communications	33%	44%	54%	42%	75%
Computer	59%	51%	37%	51%	22%
Consumer	7%	3%	7%	6%	3%
Other	1%	2%	2%	1%	—

Total	100%	100%	100%	100%	100%
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006
Communications	37%	44%	38%	29%	34%
Computer	31%	34%	25%	22%	19%
Consumer	27%	16%	32%	45%	45%
Other (g)	5%	6%	5%	4%	2%

Total	100%	100%	100%	100%	100%
Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006
Americas	73%	63%	74%	76%	72%
Europe	8%	11%	9%	8%	12%
Asia-Pacific	14%	17%	11%	11%	13%
Japan	2%	5%	3%	3%	3%
Other (g)	3%	4%	3%	2%	—

Total	100%	100%	100%	100%	100%
Chartered’s share of SMP Revenues (Percentage of Total)

	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006
Americas	15%	17%	43%	49%	45%
Europe	74%	66%	28%	28%	18%
Asia-Pacific	—	4%	9%	17%	30%
Japan	11%	13%	20%	6%	7%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006
Americas	68%	58%	72%	74%	70%
Europe	13%	17%	10%	9%	12%
Asia-Pacific	13%	16%	11%	11%	15%
Japan	3%	5%	4%	4%	3%
Other (g)	3%	4%	3%	2%	—

Total	100%	100%	100%	100%	100%
Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006
0.09 and below	—	—	26%	31%	27%
Up to 0.13	33%	26%	18%	21%	27%
Up to 0.15	—	—	—	—	—
Up to 0.18	17%	14%	6%	9%	7%
Up to 0.25	12%	12%	11%	7%	9%
Up to 0.35	22%	29%	23%	21%	19%
Above 0.35	13%	15%	13%	9%	11%
Other (g)	3%	4%	3%	2%	—

Total	100%	100%	100%	100%	100%
Chartered’s share of SMP Revenues (Percentage of Total)

	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006
0.09 and below	—	—	—	—	—
Up to 0.13	10%	3%	—	—	—
Up to 0.15	53%	50%	47%	45%	26%
Up to 0.18	37%	47%	43%	40%	56%
Up to 0.25	—	—	5%	3%	5%
Up to 0.35	—	—	5%	12%	13%
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006
0.09 and below	—	—	24%	28%	25%
Up to 0.13	32%	23%	17%	20%	25%
Up to 0.15	4%	6%	4%	4%	2%
Up to 0.18	18%	18%	9%	12%	11%
Up to 0.25	11%	11%	10%	6%	9%
Up to 0.35	21%	26%	21%	20%	18%
Above 0.35	11%	12%	12%	8%	10%
Other (g)	3%	4%	3%	2%	—

Total	100%	100%	100%	100%	100%

(g)	1Q 2005 — 4Q 2005: Includes revenues from services related to generation of customers’ mask sets.

About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the second quarter of 2006; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net income or profit and earnings per ADS and the expected growth of wafer shipments and revenue (including Chartered’s share of SMP); our expectation of revenue contribution from 0.13-micron and below technologies including 90nm; the revenue from (i) 0.13-micron and below technologies and (ii) 90nm as a percentage of our total business base revenues; the percentage growth of 90nm revenues; engagement of multiple customers at 65nm and pursuit of new markets and customers in the 65nm and 90nm technologies and the estimated capacity by fabs for the second quarter 2006 reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends or specific products; competition from other foundries; unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix, unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2005 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended March 31,

	2005	2006

Net revenue	$181,353	$355,231
Cost of revenue	191,067	262,842

Gross profit (loss)	(9,714)	92,389

Operating expenses:
Research and development	27,315	34,144
Fab start-up costs	14,821	—
Sales and marketing	10,507	13,770
General and administrative	9,311	10,297
Other operating expense (income)	(24)	(3,951)

Total operating expenses	61,930	54,260

Operating income (loss)	(71,644)	38,129
Equity in income (loss) of SMP	(9,032)	10,170
Other income (loss), net	2,501	(534)
Interest expense, net	(2,426)	(13,972)
Foreign exchange loss, net	(478)	(1,995)

Income (loss) before income taxes	(81,079)	31,798
Income tax expense	3,439	6,528

Net income (loss)	(84,518)	25,270
Less: Accretion to redemption value of convertible redeemable preference shares	—	2,424

Net income (loss) available to common shareholders	$(84,518)	$22,846

Net earnings (loss) per common share and ADS

Basic net earnings (loss) per common share	$(0.03)	$0.01
Diluted net earnings (loss) per common share	$(0.03)	$0.01

Basic net earnings (loss) per ADS	$(0.34)	$0.09
Diluted net earnings (loss) per ADS	$(0.34)	$0.08

Number of common shares (in millions) used in computing :
Basic net earnings (loss) per common share	2,509.8	2,513.9
Effect of dilutive options	—	354.3

Diluted net earnings (loss) per common share	2,509.8	2,868.2

Number of ADS (in millions) used in computing :
Basic net earnings (loss) per ADS	251.0	251.4
Effect of dilutive options	—	35.4

Diluted net earnings (loss) per ADS	251.0	286.8

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	As of

	December 31,	March 31,
	2005	2006
		(Unaudited)
ASSETS

Cash and cash equivalents	$819,856	$852,697
Marketable investments	22,467	22,719
Receivables, net	184,897	192,906
Inventories	134,240	154,518
Other current assets	122,116	90,485

Total current assets	1,283,576	1,313,325
Investment in SMP	50,384	50,045
Technology licenses, net	106,612	103,732
Property, plant and equipment, net	2,049,695	2,026,795
Other non-current assets	27,027	40,163

Total assets	$3,517,294	$3,534,060

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$166,681	$210,974
Current installments of long-term debt and capital lease obligations	322,453	546,219
Other current liabilities	244,119	207,254

Total current liabilities	733,253	964,447
Long-term debt and capital lease obligations, excluding current installments	1,169,034	894,970
Other non-current liabilities	17,970	40,190

Total liabilities	1,920,257	1,899,607

Convertible redeemable preference shares	250,663	253,087

Shareholders’ equity	1,346,374	1,381,366

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,517,294	$3,534,060

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	For The Three Months Ended

	March 31,	March 31,
	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$(84,518)	$25,270
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of SMP	9,032	(10,170)
Cash dividends received from SMP	6,300	10,513
Depreciation and amortization	110,601	131,634
Foreign exchange (gain) loss, net	77	(529)
Gain on disposal of property, plant and equipment	(27)	(3,951)
Others, net	(3,197)	6,593
Changes in assets and liabilities:
Receivables	21,176	(12,351)
Inventories	(2,309)	(20,278)
Other current assets	2,781	(2,679)
Payables and other liabilities	47,171	977

Net cash provided by operating activities	107,087	125,029

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(203,784)	(65,683)
Payments for technology licenses	(2,542)	(4,425)
Purchases of marketable investments	—	(600)
Refundable deposits placed with a vendor	—	(15,000)
Refund of deposits placed with a vendor	—	35,000
Proceeds from sale of property, plant and equipment	28	8,586
Proceeds from redemption and maturity of marketable investments	25,000	—
Return of capital from SMP	—	4,133
Others	(1,032)	(596)

Net cash used in investing activities	(182,330)	(38,585)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	372,124	—
Repayments	(219,201)	(82,691)
Capital lease payments	—	(1,409)
Receipts of customer deposits	40,000	45,183
Refund of customer deposits	(1,634)	(21,839)
Issuance of ordinary shares	946	872
Others	—	5,752

Net cash provided by (used in) financing activities	192,235	(54,132)

Net increase in cash and cash equivalents	116,992	32,312
Effect of exchange rate changes on cash and cash equivalents	(77)	529
Cash and cash equivalents at the beginning of the period	539,399	819,856

Cash and cash equivalents at the end of the period	$656,314	$852,697